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                                                   [LOGO OF BARBEQUES GALORE(R)]

                           BARBEQUES GALORE LIMITED


Dear Fellow Shareholders:

     By all measures of performance, fiscal 2000 was another outstanding year for Barbeques Galore, as sales and earnings again rose to record highs.

     Operationally, our active program of opening new stores in the United States continued to accelerate; we neared the completion of our highly successfully store refurbishment program in Australia; and we launched new initiatives that are expected to further enhance operating efficiencies and margins in the future. Additionally, we quietly and successfully launched our e-commerce website that we plan to officially introduce and market in late Spring 2000.

U.S. Expansion Continues at a Brisk Pace
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     A household name throughout Australia, Barbeques Galore is expanding its specialty retailing niche and fast becoming well known in key United States markets. With 57 company-owned and operated and 11 franchised stores operating in the United States, Barbeques Galore is the only full-line retail chain specializing in barbecues, fireside and related accessories. For the consumer, this means depth of product selection with competitive pricing, along with a highly trained staff of barbecue specialists providing unparalleled product knowledge and service, including delivery and assembly.

     Barbeques Galore offers an upscale, friendly shopping environment, where consumers return often for a wide range of accessories, books, savory sauces and marinades and even Omaha Steaks. The Company offers a wide selection of leading brands of gas, charcoal and electric grills, including its renowned proprietary brands, Turbo, Bar-B-Chef, Capt'N Cook and Cook On.

     We also are expanding our line of fireside products for both gas and traditional fireplaces. Currently less than 10% of the Company's sales, this market has excellent growth prospects, particularly in the Eastern states. It is a market that is a natural, counter cyclical adjunct to the barbecue business.

     During the past 12 months, we opened 12 new stores in the United States and hope to open 10 to 15 stores in the new fiscal year. Our strategy remains to strengthen our presence in proven, existing markets and at the same time, prudently expand into new geographic regions, this year to include Miami, Florida.

     In 1999, new stores were added in the greater Los Angeles, Dallas and Phoenix areas, as well as in Maryland. For the first time, we entered Charlotte, North Carolina, opening two new stores. The typical Barbeques Galore store in the United States has 5,000 to 6,000 square feet, of which approximately 3,500 to 4,000 square feet is selling space and a modular design that is easily rearranged for special promotions and seasonal products.

     Subsequent to the close of the fiscal year, we also opened a new distribution center in Charlotte. The 27,300 square foot facility will serve our Eastern stores and should provide tangible cost savings.

     In May 1999 we launched our e-commerce website, www.bbqgalore.com, which offers a full range of barbecues, related accessories and fireside products and features an "Ask the Expert" message board and toll free telephone support. By plan, the launch was quiet and without fanfare. It was designed to allow us to thoroughly test the technology and our fulfillment procedures, as well as to fine tune the site to meet customers' requirements.

     We are pleased to report that by fiscal year end, the website had achieved online sales in all 50 states. The number of visitors is growing daily, and the average online sales ticket is double that of the average ticket in the U.S. retail stores.

Continuing Benefits from Renovations Boost Australian Performance
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     While Australia is a more mature market, we are experiencing excellent sales growth through our store refurbishment program, which began approximately six years ago. During 1999, four stores were upgraded or relocated, leaving approximately four stores to be completed within the next two years. There are currently 35 Company-owned stores in Australia and 49 licensed stores.

     As the "category killer," Barbeques Galore enjoys an estimated 90% consumer awareness among Australians. Our stores in Australia, which provide reverse seasonality benefits, are more than twice the size of those in the United States and also offer a complete line of patio furniture and camping equipment.

AUSTRALIA - 327 Chisholm Road, Auburn, NSW 2144 Tel: +61 2 9704 4177 Fax:
+61 2 9704 4212 www.barbequesgalore.com.au
USA - 15041 Bake Parkway, Suite A, Irvine, CA 92618 Tel: +1 949 597 2400 Fax:
+1 949 597 2434 www.bbqgalore.com

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                                                              [LOGO OF BARBEQUES
                                                                      GALORE(R)]

     Australia also is home for our manufacturing operations, where we recently added new state-of-the-art equipment that will enable us to maintain our leadership position and realize measurable efficiencies.

Sales and Earnings Achieve Record Highs
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     The successful execution of our growth strategies resulted in significant financial progress. For the fiscal year ended January 31, 2000, net income rose to US$4.0 million, equal to US$0.89 per share, from US$3.2 million, or US$0.71 per share, the prior year, representing a 24 percent increase. Operating income for fiscal 2000 increased 25% to US7.5 million from US$6.0 million a year ago.

     Net sales for the year advanced 20% to US$168.8 million from US$140.3 million a year earlier. For our stores in the United States, sales rose 33% to US$78.8 million from US$59.2 million, with same store sales increasing 14.6% for the year. Net sales for our Australian stores increased 11% to US$90 million from US$81 million a year ago. Same store sales in Australia increased 3.9% over the prior year.

A Bright Future
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     Our new advertising slogan in the United States, "Not a barbecue aisle. A barbecue store," and our Australian slogan, "We know the outdoors inside out," symbolize the Company's core strengths in those markets and differentiate our unique specialty retailing concept. We see many growth opportunities through new store openings in the United States and Australia, further refurbishment of stores in Australia and efficiencies to be realized through operating enhancements and greater manufacturing capabilities.

    We are also enthusiastic about our website, which will further enhance name recognition throughout the United States and help us identify customer demand and potential new store locations. Please visit the site, as well as our stores. We know you will be impressed and proud to be associated with Barbeques Galore.

     During the year, we announced the promotion of two senior executives:
Benjamin A. Ramsey, Jr., who joined Barbeques Galore in 1993 and is now serving as Executive Vice President; and Peter Spring, a 19-year Veteran who has been with the Company since he was 22 years old, and who became Chief
Operating Officer of our Australian operations. We are confident that these talented senior executives will make major contributions to the Company's continuing growth.

     Subsequent to the close of the year, we invested US$1.2 million to acquire a one third equity interest in Renegade Gas Pty. Ltd. Based in Australia, Renegade, which recently entered the gas distribution business, is affiliated with Bromic Pty. Ltd., a highly successful distributor of gas components in Australia that recently commenced operations in the United States. Barbeques Galore has held a one third interest in Bromic for many years.

     Our Company's many achievements reflect the collective efforts of our staff members, to whom we express deep appreciation and gratitude. We also wish to thank our customers, shareholders and vendors for their continued loyal support.

     The ultimate objective of any company is to enhance shareholder value. You have our commitment that we will continue to work diligently towards meeting this goal.

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
     Sincerely,

     /s/ Sam Linz            /s/ Robert Gavshon            /s/ Sydney Selati

     Sam Linz                Robert Gavshon                Sydney Selati
     Chairman of the Board   Executive Deputy Chairman     President, Barbeques  Galore USA

     May 10, 2000
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                           BARBEQUES GALORE LIMITED
                                ACN 008 577 759

                       NOTICE OF ANNUAL GENERAL MEETING

NOTICE is hereby given that the nineteenth Annual General Meeting of Barbeques Galore Limited (the "Company") will be held at 327 Chisholm Road, Auburn, New South Wales, on Tuesday, 27 June 2000 at 10:00 a.m.

Ordinary Business

1. To receive the financial statements of the Company and of the consolidated entity for the year ended 31 January 2000 and the reports of the directors and auditors thereon.

2.   To elect two directors:

Gordon Howlett retires by rotation in accordance with the provisions of Article 63 of the Company's Constitution and being eligible, offers himself for re-election.

Sydney Selati retires by rotation in accordance with the provisions of Article 63 of the Company's Constitution and being eligible, offers himself for re-election.

General

3.   To transact any business which may be lawfully brought forward.

Proxies and other matters

4. (a) A member entitled to attend and vote is entitled to appoint not more than two proxies.

     (b) Where more than one proxy is appointed, each proxy must be appointed to represent a specified proportion of the member's voting rights.

     (c)  A proxy need not be a member of the Company.

     (d) Proxies given by companies must be executed under seal or under the hand of an officer or attorney duly authorised in writing.

     (e) To be effective, the form appointing a proxy and the Power of Attorney (if any) under which it is signed (or an attested copy thereof), must be delivered to the registered office of the Company at 327 Chisholm Road, Auburn, New South Wales, Australia not later than 10:00 a.m. on Friday, 23 June 2000 or by facsimile to 61-2-97044212.

By order of the Board,

/s/ David M Glaser
David M Glaser
B.Com, ACA.
Company Secretary

29 May 2000



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                           BARBEQUES GALORE LIMITED
                                ACN 008 577 759

                                  PROXY FORM

Registered office: 327 Chisholm Road, Auburn, New South Wales, 2144.

In respect of the Annual General Meeting to be held on 27 June 2000 or any adjournment thereof:

I/We                                                            (BLOCK LETTERS)
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of
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being a member/members of Barbeques Galore Limited

hereby appoint
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of
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or failing him/her
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of
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or failing him/her the Chairman of the meeting, as my/our proxy to vote for me/us and on my/our behalf at the said Annual General Meeting of the company in respect of __________________ shares.

Signed this               day of                                            2000
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Signature of shareholder/s
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Optional: Should you desire to direct your proxy how to vote, please insert "x"
in the appropriate box against each item, failing which your proxy will vote as he/she thinks fit, or abstain from voting.

Agenda item no (2)                                 For      Against      Abstain
Re-election as director:      Mr Gordon Howlett    [_]        [_]          [_]

                              Mr Sydney Selati     [_]        [_]          [_]

Notes
(1) If the number of shares is not inserted above it will be assumed that the proxy is for all shares registered in the name of the member.

(2) A member entitled to attend and vote is entitled to appoint not more than two proxies.

(3) Where more than one proxy is appointed, each proxy must be appointed to represent a specified proportion of the member's voting rights.

(4)  A proxy need not be a member.

(5) To be effective, proxy forms (duly completed) must reach the registered office no later than 10:00 a.m. on Friday, 23 June 2000 or by facsimile to 61-2-97044212.